UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)*

EXCO RESOURCES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
269279402
(CUSIP Number)
Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
____________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 269279402	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492,009
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 8,492,009
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,578,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%*
14	TYPE OF REPORTING PERSON PN

* Based upon information provided in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”), the Issuer has 282,821,519 shares of Common Stock outstanding.  All calculations of percentage ownership in this Amendment are based on a total of 282,902,769 shares of Common Stock outstanding, which is the sum of (a) 282,821,519 shares of Common Stock, as set forth in the Form 10-K, plus (b) 81,250 shares of Common Stock issuable upon the exercise of vested Stock Options issued to B. James Ford (a former Managing Director of Oaktree LP), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.

SCHEDULE 13D

CUSIP No. 269279402	Page 3 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492,009*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 8,492,009*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,578,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492,009*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 8,492,009*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,578,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 5 of 31Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492,009*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 8,492,009*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,578,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492,009*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 8,492,009*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,578,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,271,525
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 1,271,525
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IIIA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,307
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 23,307
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON PN

* Less than 0.1%

SCHEDULE 13D

CUSIP No. 269279402	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,294,832*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 1,294,832*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and general partner of OCM Principal Opportunities Fund III GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 11 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 12 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 13 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 14 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM EXCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,736,841
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 19,736,841
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,823,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 269279402	Page 15 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 30,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA, OO

* Solely in its capacity as manager of OCM EXCO Holdings, LLC, as director of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and as the duly elected investment manager of OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 16 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 30,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 17 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 30,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 18 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 30,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 19 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 20 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 1,250,000*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 21 of 31 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 1,250,000*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 22 of 31 Pages

Item 1.          Security and Issuer

This Amendment No. 8 (this “Amendment”), filed jointly by Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree LP”), OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), OCM EXCO Holdings, LLC, a Delaware limited liability company (“OCM EXCO”), OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOFGP”), and Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands limited company (“VOF GP Ltd.”) (together, the “Reporting Persons”), amends and supplements the statement on Schedule 13D filed on April 9, 2007, as amended by Amendment No. 1 filed on August 30, 2007, Amendment No. 2 filed on July 22, 2008, Amendment No. 3 filed on November 2, 2010, Amendment No. 4 filed on January 26, 2011 Amendment No. 5 filed on January 14, 2014, Amendment No. 6 filed on August 12, 2016 and Amendment No. 7 filed on November 22, 2016 (as so amended, the “Schedule 13D”).

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.   Identity and Background

(a)-(c) & (f)

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the previously filed Annex A relating to the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) with the Annex A filed herewith.
(d)-(e)
During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

No change.

Item 5.           Interest in Securities of the Issuer

No change.

SCHEDULE 13D

CUSIP No. 269279402	Page 23 of 31 Pages

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by appending the following text:

On March 15, 2017, as described in the Current Report on Form 8-K filed by the Issuer on that date (the “Form 8-K,” with capitalized terms used below not defined herein having the meanings ascribed to them in the Form 8-K), in connection with certain refinancing transactions, the Issuer issued to certain of the Reporting Persons Warrants representing the right to purchase an aggregate of 42,473,119 shares of Common Stock (the “Oaktree Warrants”) and entered into the 1.75 Lien Term Loan Credit Agreement with certain of the Reporting Persons.
Subject to certain exceptions, no Oaktree Warrants may be exercised unless and until the Issuer receives the Requisite Shareholder Approval. In addition, subject to certain exceptions and limitations, the Oaktree Warrants may not be exercised if, as a result of such exercise, the beneficial ownership of such holder of such Oaktree Warrant or its affiliates and any other person subject to aggregation with such holder or its affiliates under Section 13(d) and Section 14(d) of the Exchange Act would exceed the Beneficial Ownership Limitation.
Each of the Oaktree Warrants has an exercise term of 5 years from the date that the Requisite Shareholder Approval is obtained and may be exercised by cash or cashless exercise, provided that the Issuer may require cashless exercise if the cash exercise of any Oaktree Warrant would negatively impact the Issuer’s ability to utilize net operating losses for U.S. federal income tax purposes.
The Oaktree Warrants are subject to an anti-dilution adjustment in the event that the Issuer issues shares of Common Stock or Common Stock equivalents at an effective price per share less than the applicable exercise price of the Oaktree Warrants. In addition, the Oaktree Warrants are subject to customary anti-dilution adjustments in the event of stock splits, dividends, subdivisions, combinations, reclassifications and other similar events.
As part of the refinancing transactions, certain of the Reporting Persons entered into the 1.75 Lien Term Loan Credit Agreement with the Issuer and other parties.  Pursuant to the 1.75 Lien Term Loan Credit Agreement, interest accrues at a cash interest rate of 12.5% per annum and interest will be payable March 20, June 20, September 20 and December 20 of each year, commencing on June 20, 2017. Under the terms of the 1.75 Lien Term Loan Credit Agreement, the Issuer may, at its discretion prior to December 31, 2018 and subject to certain limitations thereafter, make PIK interest payments on the 1.75 Lien Term Loans in shares of its Common Stock or in issuances of additional 1.75 Lien Term Loans at a PIK interest rate of 15% per annum.  Under the 1.75 Lien Term Loan Credit Agreement, the price of the Issuer's Common Stock for determining PIK payments is based on the trailing 20-day volume weighted average price as at the end of the Determination Date. The Issuer's ability to make PIK payments in Common Stock under the 1.75 Lien Term Loans is subject to various conditions, including that the Issuer shall have received the Requisite Shareholder Approval and the Beneficial Ownership Limitation.
Simultaneously with the closing of the refinancing transactions, the Issuer entered into the Registration Rights Agreement with certain of the Reporting Persons and other parties, pursuant to which the Issuer agreed, upon certain terms and conditions, to register the resale of the Common Stock underlying the Oaktree Warrants by September 10, 2017 (or, if the Issuer has not obtained the Requisite Shareholder Approvals by that date, within 30 days of obtaining the Requisite Shareholder Approvals). In addition, the Registration Rights Agreement provides certain incidental “piggy-back” registration rights, which generally allow the holders of the Oaktree Warrants to participate in registered offerings of the Issuer’s Common Stock that are initiated by the Issuer or on behalf of other holders of the Issuer’s securities.

The foregoing descriptions of the Oaktree Warrants, the Registration Rights Agreement and the 1.75 Lien Term Loan Credit Agreement, do not purport to be complete and are qualified in their entirety by reference to the form of Financing Warrant, Registration Rights Agreement and the 1.75 Lien Term Loan Credit Agreement, copies of which are filed as Exhibits 10.6, 10.12 and 10.14, respectively,  to the Form 8-K and are incorporated by reference herein.

Item 7.            Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1:	Annex A regarding Covered Persons under Item 2 of this Schedule 13D
Exhibit 2:	Form of Financing Warrant (incorporated by reference to Exhibit 10.6 of the Form 8-K)
Exhibit 3:
Registration Rights Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc. and the investors specified on the signatures thereto (incorporated by reference to Exhibit 10.12 of the Form 8-K)

Exhibit 4:
1.75 Lien Term Loan Credit Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc., as borrower, certain subsidiaries of borrower, as guarantors, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral trustee (incorporated by reference to Exhibit 10.4 of the Form 8-K).

SCHEDULE 13D

CUSIP No. 269279402	Page 24 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 17, 2017.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

	By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
	Its:	General Partner

	By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

	By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 25 of 31 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.,
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP Ltd.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 26 of 31 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 27 of 31 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCM EXCO HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 28 of 31 Pages

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC
By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 29 of 31 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 30 of 31 Pages

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 31 of 31 Pages

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President